vnu

03007736

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

RECEIVED
MAR 19 2003
181

SUPPL

Date	March 11 2003
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press release:

- **VNU ANNOUNCES CHANGES IN BOARD OF SUPERVISORY DIRECTORS,** dated March 11, 2003.

With kind regards,
VNU bv
b/a

Rob de Meel
Director

PROCESSED
APR 10 2003
THOMSON
FINANCIAL

1.1.001 02.99

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747

vnu

Press release

Date March 11, 2003

VNU ANNOUNCES CHANGES IN BOARD OF SUPERVISORY DIRECTORS

VNU'S EXECUTIVE BOARD MEMBERS TO RE-ARRANGE RESPONSIBILITIES

Haarlem, The Netherlands - VNU, a leading media and information company, today announced a series of changes in the Board of Supervisory Directors.

As per April 15th, 2003, at the occurrence of the General Meeting of Shareholders, **Mr. A.G. Jacobs**, currently Vice Chairman of the Board of Supervisory Directors, will be elected Chairman of the Board of Supervisory Directors, replacing Mr. P.A.W. Roef, who will retire from the Board of Supervisory Directors.
Furthermore **Mr. R. Dahan** will be proposed as member of the Board of Supervisory Directors with effect of April 15th, 2003. Mr. Dahan was until recently Executive Vice President and Director of Exxon Mobil Corporation.
At the same meeting **Mr. G.S. Hobbs**, currently Vice Chairman of the Executive Board, will be proposed as member of the Board of Supervisory Directors with effect from January 1st, 2004.

Mr. P.J. van Dun will retire from the Board of Supervisory Directors as per April 15th, 2003. However, he will continue his activities for VNU as Chairman of the Board of Supervisory Directors of VNU bv, being the Dutch entity on which the local Dutch 'structuurregime' is applicable from February 28th, 2003 onwards. With effect of the same date, also **Mr. B. Staal** and **Mr. F.J.G.M. Cremers** have been appointed as members of the Board of Supervisory Directors of VNU bv. Mr. B. Staal is at present Queen's governor for the province of Utrecht.

Following the resignation of Mr. G.S. Hobbs from the Executive Board, as per April 15th, 2003, areas of the company reporting to the Executive Board are as follows:
VNU Marketing Information and VNU Business Information will report to Mr. R.F.van den Bergh, Chairman and CEO of VNU's Executive Board. Mr. G.S. Hobbs' role as Chairman and CEO of VNU Marketing Information will be taken over by Mr. R.F. van den Bergh.
VNU World Directories and VNU Media Measurement & Information will report to Mr. M. P. Connors, member of VNU's Executive Board.
Mr. F.J.G.M. Cremers will continue to serve as Chief Financial Officer on the Executive Board.

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com

1.1.001 02.99

Press release

Date	March 11, 2003
Page	2 of 2

VNU

VNU is one of the world's leading media and information companies. Its core activities are marketing information, media measurement & information, business information and directories. VNU is active in more than 100 countries, spread across all continents. The company employs approximately 38,000 people and has annual revenues of over EUR 4.3 billion.

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00

vnu

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

Date	March 12 2003
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press release:

- **VNU PERFORMED ABOVE ITS EXPECTATION IN 2002,** dated March 12, 2003.

With kind regards,
VNU bv

Rob de Meel
Director

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747

Press release

Date | Haarlem, The Netherlands, March 12, 2003

VNU'S TRANSFORMATION STRATEGY DELIVERS SUCCESSFUL RESULTS FOR 2002

• **Cash earnings - earnings before goodwill charges* and extraordinary items**	**+ 9% to EUR 452 million**
• **Cash earnings per share earnings per share before goodwill charges* and extraordinary items**	**+ 6% to EUR 1.83**
• **Pro forma cash earnings per share at constant currencies**	**+ 13% to EUR 1.88**
• **Average number of common shares outstanding increased by 3% to 244 million**	
• **Total revenues**	**- 11% to EUR 4,275 million**
• **Total operating income**	**- 8% to EUR 765 million**
• **Net earnings**	**- 83% to EUR 170 million**
• **Operating income as a percentage of total revenues 17.4%**	
• **Interest coverage (ebitda : net interest) improved from 4.1 to 5.6**	

** Goodwill charges include normal goodwill amortization and charges based on impairment tests.*

'VNU delivered very good results in 2002, our first full year as a transformed company', said Rob van den Bergh, Chairman and CEO of VNU. 'We performed beyond expectations, achieving 6% growth in cash earnings per share (13% pro forma cash earnings per share at constant currencies), despite difficult economic conditions worldwide. Much of our success can be attributed to the strong performances of our recession-resilient businesses - Marketing Information, Media Measurement & Information, and US trade shows - as well as to cost-saving measures, which offset continuing weakness in our advertising-dependent Business Information group. Our Directories business also performed well, and continued to generate very strong cash flows for the company.'

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com

1.1.001 02.99

Press release

'VNU today is fundamentally stronger, with a portfolio of market-leading brands and 'must have' information that is much more resistant to economic pressures than our previous business mix, which relied heavily on cyclical advertising revenues. Our 2002 results clearly demonstrate that our transformation strategy is successful, and that VNU is well positioned for strong, sustainable growth. I am confident that we will continue to grow - both organically and through select acquisitions - while maintaining a focus on cost controls and operating efficiency. Our unique mix of information assets, in particular, offers many growth opportunities, as we leverage those assets to create new products and services that deliver added value to the industries we serve. In 2002, we made substantial progress developing these business synergies, and building a solid platform for growth in 2003 and beyond.'

During 2002, VNU focused on organic growth through the continued development of enhanced products and value-added services and solutions, as well as corporate integration, process improvements and operational streamlining.
Our largest business groups - Marketing Information and Media Measurement & Information - delivered strong revenue growth and margin improvement. This growth partially offset the fall-off in advertising sales generated by our business magazines, published by our Business Information group. However, VNU Expositions, our trade show business that is part of our Business Information group, delivered strong results. The Directories group delivered good operating results and strong cash flows, and strengthened its market position by acquiring 100% of the Golden Pages business in Ireland, up from its previous stake of 37%.

Organically, total revenues of the Marketing Information group increased by 5% on a constant-currency, pro forma basis, while operating income grew 6% on the same basis.
Pro forma organic revenue growth for the Media Measurement & Information group amounted to 4%. Pro forma operating income increased substantially by 20%. Pro forma data for Marketing Information and Media Measurement & Information include ACNielsen from January 1, 2001.

Total operating income of the Business Information group declined by 5%. The group's advertising revenues in local currencies declined by approximately 33% in Europe and by approximately 18% in the United States. These declines were balanced by substantial cost reductions.
Total revenues on a pro forma basis for the Directories group, including 100% of Golden Pages, Ireland, declined slightly by 2%, while total operating income improved slightly by 1% compared to 2001.

Development in Cash Earnings

In 2002, cash earnings - earnings before goodwill amortization, impairment charges and extraordinary items - increased by 9% to EUR 452 million from EUR 416 million. Cash earnings per share - earnings per share before goodwill amortization, impairment charges and extraordinary items - increased by 6% to EUR 1.83 from EUR 1.73. The average number of common shares outstanding increased by 3% to 244 million. Earnings before extraordinary items increased to EUR 170 million from EUR 15 million in 2001. However, in 2001 earnings before extraordinary items declined due to impairment charges, which amounted to EUR 140 million compared with EUR 38 million in 2002. As a result of the extraordinary gain in 2001, resulting from the divestiture of the Consumer Information and Educational Information groups, net earnings after extraordinary items declined by 83% to EUR 170 million from EUR 1,004 million.

The company's 2001 results include the Consumer Information and Educational Information groups through the dates those businesses were sold (October 1, 2001 and August 28, 2001 respectively), whereas ACNielsen has been consolidated as of the date of acquisition (February 16, 2001). To get a better insight into the performance of the company, it is also appropriate to compare the 2002 cash earnings per share figure of EUR 1.83 with the 2001 pro forma cash earnings per share of EUR 1.67, as presented in our 2001 annual report. This last figure reflects 2001 without the Consumer Information and Educational Information groups, whereas ACNielsen and its definitive financing have been included as of January 1, 2001.
Compared with pro forma 2001, 2002 cash earnings per share of EUR 1.83 increased by 10%.

The 2002 figures were affected negatively by unfavorable exchange rate developments, in particular a weak US dollar. Cash earnings per share for 2002, calculated using 2001 currency exchange rates, would have amounted to EUR 1.88. This figure is 13% higher than 2001 pro forma cash earnings per share.

Dividends

Annually, VNU distributes to shareholders approximately 30% of its cash earnings per share. At the General Meeting of Shareholders to be held on April 15, 2003, the Board will propose to increase the annual dividend from EUR 0.52 to EUR 0.55 per common share of which an interim dividend of EUR 0.12 per share has already been paid in August 2002. Shareholders may elect to receive the final dividend of EUR 0.43 per share in common shares. The total number of shares necessary to obtain one new common share will be fixed on the basis of the average final market price during the last three days of the period in which shareholders can make their choice between cash or shares. The value of the final dividend in shares will approximate as closely as possible the value of the final cash dividend. The final dividend will be payable on May 7, 2003.

1.1.001 02.99

Revenues and Results

Total operating income including VNU's share in operating income of associates decreased by 8% to EUR 765 million from EUR 835 million. This decrease is mainly the result of the disposal of the Consumer Information and Educational Information groups in 2001. Compared with 2001, total operating income on a pro forma basis, excluding these two divested groups but including ACNielsen for the full year, would have increased by 3% to EUR 765 million from EUR 743 million.

Due to the 2001 divestitures, total revenues decreased by 11% to EUR 4,275 million from EUR 4,825 million. However, on a pro forma basis, total revenues declined by only 2%.
The excellent performance of the Marketing Information and Media Measurement & Information groups as well as the consolidation of the Golden Pages business in Ireland largely offset lower revenues from the Business Information group and the impact of a declining US dollar.

Foreign currency rate effects on total revenues and total operating income were negative. At constant currencies, total revenues would have amounted to EUR 4,368 million, or an increase of 1% versus 2001 pro forma total revenues. Total operating income would have been EUR 785 million, up 6% versus 2001 pro forma total operating income.

Included in total operating income are several incidental items which on balance have a negative impact of EUR 16 million. The main factors are: a EUR 13 million reorganization charge in NetRatings; a EUR 13 million real estate provision because of concentration of locations in New York and EUR 10 million book gains on divestitures. Moreover the book value of the 12% participation in Roto Smeets De Boer has been reduced by EUR 7 million in order to better reflect the present market value on Euronext Amsterdam. This write-down is visible in the consolidated statement of earnings under the heading 'other financial gains and losses'.
Operating income expressed as a percentage of total revenues increased to 17.4% from 16.7% in 2001 (the 2001 pro forma operating income was 16.5%).

Performance by Group

In 2002 and 2001, VNU's various business groups generated the following total revenues and operating income (including operating income of associates):

vnu

Press release

Amounts x EUR 1 million	2002 Total revenues	2002 Total operating income	2001 Total revenues	2001 Total operating income
Marketing Information	1,979	257	1,789	240
Media Measurement & Information	1,032	188	992	168
Business Information	775	107	926	112
Directories	489	248	441	236
Other	–	(35)*	2	(9)
Total excluding divested operations	4,275	765	4,150	747
Divested operations	–	–	675	88
Total including divested operations	4,275	765	4,825	835

* Including one-off real estate charge of EUR 13 million.

MARKETING INFORMATION

The VNU Marketing Information group, which accounted for 46% of VNU's total revenues in 2002, achieved excellent growth in both total revenues and total operating income. Total revenues of the group increased by approximately 11% to EUR 1,979 million from EUR 1,789 million in 2001. Total operating income rose by 7% to EUR 257 million from EUR 240 million. The group's operating margin remained stable at 13%. On a pro forma basis, the group's operating margin improved to 13% from 12%.

Reported 2001 results exclude ACNielsen's operating income from January 1, 2001 to February 16, 2001, the day VNU acquired ACNielsen. On a pro forma basis – including ACNielsen from January 1, 2001 – organic total revenues expressed in constant currency for the Marketing Information group grew by 5%. This increase was in line with our previous guidance of 5% to 7% annual total revenue growth in constant currency. Total operating income of the group on the same basis advanced 6% to EUR 257 million.

Approximately 51% of Marketing Information total revenues are generated in the Americas, some 35% in Europe, Middle East and Africa, and the remaining 14% in Asia Pacific.

ACNielsen performed well in all regions in which it operates. For 2002, this business accounted for 87% of total revenues of the Marketing Information group. ACNielsen itself achieved pro forma organic total revenue growth of 7%.

Total revenues, the bulk of which are derived from Retail Measurement services, increased in nearly all regions and major markets serviced by ACNielsen.

In the Americas region, the group realized a significant increase in total revenues and operating income, driven by strong performances from ACNielsen in the United States and Canada, and from ACNielsen BASES.

During 2002, ACNielsen signed a substantial number of new clients for its Retail Measurement and Consumer Panel services in the United States, demonstrating the important role the company plays in the marketplace. Perhaps the most significant was Procter & Gamble, which signed a five-year agreement during the year that makes ACNielsen its primary provider of Retail Measurement and Consumer Panel services in the United States. The Procter & Gamble contract begins in July 2003, and is expected to contribute to performance starting in 2004.

ACNielsen US also continued to expand *Category Business Planner*, the Internet-based category management system that enhances collaboration between retailers and manufacturers by providing both parties with sales information based on each retailer's unique category definitions. This system was introduced in the United States during 2001 and is now in use by 75% of potential retail clients. Already more than 60 retailers and manufacturers have signed up for this service. *Category Business Planner* is one of several services offered to clients through the *ACNielsen Answers* Internet-portal.

ACNielsen US also created and launched a new generation of services to raise the value of marketing information to even higher levels. One important initiative was a new *Wall Street Service*, which supplies market research information to investment analysts at five of the top eleven investment houses. In addition, the ACNielsen *Homescan* consumer panel service launched *Consumer Pre*View*, a new service that delivers a predictive correlation between how consumers feel and what they buy. It also introduced *Rx/OTC Panel Services*, which analyze how drug brands perform when they change from prescription to over-the-counter status, and measure promotion effectiveness and study the importance of the pharmacy across retail channels.

Additionally, ACNielsen US increased its interest in PIB/Adams from 51% to 100%. The acquired information services are marketed under the name *LiquorScan* and provide the most comprehensive source of retail sales information to the alcohol beverage industry today.

ACNielsen Canada had a very strong year and demonstrated continued topline and bottomline growth. The growth was primarily driven by Retail Measurement services, which successfully expanded its channel and category coverage.

The continued strong growth in Canada's Consumer Panel business was fueled by continuous service contracts and the successful launch of new syndicated consumer panel modules.
Other value-added services that demonstrated double-digit growth include the In-Store Observation and Merchandising Services units.

ACNielsen Latin America had an excellent year in 2002, successfully managing through a complex economic environment that was negatively impacted by currency devaluations in Argentina and Brazil and lower economic growth in Mexico. Total revenues and operating income grew in most of Latin America countries. After currency adjustment to US dollar, Argentina grew its total revenues. During the year, Latin America focused on developing and enhancing both tactical and analytical services. *Scantrack* coverage was significantly increased in Brazil and Colombia, while monthly store audits and store observation services were expanded across the region. Consumer panel services were upgraded in Mexico, Colombia and Chile, and Modeling & Analytics diversified its offerings in Mexico, Brazil, and Argentina.

ACNielsen BASES, the world's leading provider of new product forecasting services, delivered a strong performance in 2002, both through organic growth and by expanding into a number of European, Asian and South American markets. The US business performed well due to an increase in new client wins, as well as a significant increase in new-product activity.

Other, smaller units within the Marketing Information group did not perform as well, due to difficult economic conditions. In the Precision Marketing sector, Claritas USA generated lower total revenues and operating income as demand slowed from sectors that have been hurt by the current recession, such as telecommunications and energy. Meanwhile, Spectra Marketing Systems and Trade Dimensions experienced year-over-year growth, although these units fell short of internal expectations, as new business slowed as a result of the recession.

In Europe, Middle East and Africa, operating results improved and the region made good progress on the implementation of a major restructuring program, Operation Leading Edge (OLE). With virtually every country delivering improved results, ACNielsen Europe delivered on its operating income commitment in 2002 for the second consecutive year, and saw strong revenue growth and market share gains. Germany completed its turnaround and generated a profit for the first time since 1998, as the *MarketTrack* Retail Measurement service performed well, and Germany improved its operations and strengthened its client service.

Additional growth drivers for Europe were the development of *Account Level*, Consumer Panel and Retailer-Specific services.

Press release

Excellent progress was made in executing the major restructuring program OLE in Europe. OLE has resulted in enhanced operating efficiency and process improvements that have generated substantial savings over the last two years, and which contributed to overall 2002 performance. These efficiencies and improvements include: re-organizing the business into an integrated pan-European organization model, creating a shared service center to streamline transaction accounting and processing, and developing a new approach to working with clients that focuses on specific value propositions. A major skills and retraining program was developed and launched for all client-facing professionals.

Building significantly enhanced and more harmonized data processing capabilities is another major element of OLE. Significant progress was achieved in this area, with the new data platform offering secure web-based access, immediacy and richness of information that will help clients make better marketing decisions on a local and pan-European basis.

Weak conditions in some markets and tough competition hampered the results of Claritas Europe, which operates in eight European countries. In January 2003, VNU announced that it is exploring strategic options, including the possible sale of two of its Marketing Information units in Europe: ACNielsen's Customized Research services and Claritas Europe, which have combined revenues of approximately EUR 130 million.

ACNielsen's European Customized Research business and Claritas Europe are both well-established businesses with strong management and long-term client relationships, but they operate with little synergy with the rest of VNU's Marketing Information group. VNU is evaluating its strategic options for the European Customized Research business only; VNU's Customized Research activities outside Europe - specifically its market-leading operations in Asia Pacific, Central and Eastern Europe, Africa and the Middle East - remain an important part of the company's core Marketing Information business. Claritas Europe owns and operates the largest consumer lifestyle databases in Europe and is run independently from Claritas in the United States.
During 2002, VNU sold its 50% interest in Abacus Direct Europe, which is active in the field of database marketing, to DoubleClick. This transaction resulted in a small book gain.

In 2002, the Emerging Markets region - spanning Central and Eastern Europe, Russia, Central Asia, Middle East, Pakistan and Africa - continued its record of strong revenue growth. Solid results were reported for ACNielsen in both Retail Measurement and Customized Research services. Almost every country reported good revenue growth, with Russia leading the way as more clients opted for national retail coverage in this dynamic market. Product and service improvements were positive factors in the decisions by 39 clients to switch to ACNielsen from competitive service offerings.

In Asia Pacific, the Marketing Information business delivered higher total revenues and operating income, especially in Asia. This performance comes against the backdrop of a significant economic downturn in most countries in the region and competition-related pressures in Japan and Australia. During the fourth quarter of 2002, competitive pressures in Japan intensified with the loss of a significant retail tracking contract.

In 2002, the region strengthened its leading position in Retail Measurement and Customized Research in most markets by focusing on new products and services, deploying Internet-based client reporting and analysis tools, upgrading client service and improving product quality, delivery speed, data capture and productivity.

The region continued to shift business toward premium-value, proprietary products. In Customized Research, revenues from ACNielsen branded products increased, led by *Winning Brands, BASES* and *eQ*. In addition, Internet-based customized revenues were up significantly. Proprietary customized products now account for 47% of total customized revenues. In Retail Measurement, significant growth was achieved through investments in new scanning-based services as well as the upgrade of existing audit-based services. Consumer Panel services were launched in Singapore and Philippines, bringing the total number of panels in the region to six.

ACNielsen continued to make significant investments in China, to meet the increased demand for market research in this rapidly growing market. Included in these investments were a sizeable expansion of our Retail Measurement business and the introduction of monthly reporting periods.

With the industry's growing need to improve new-product success rates, ACNielsen and ACNielsen BASES have jointly explored an early warning system for new product introductions. *New Product Qualifier* creates a new approach to early evaluation of in-market new product introductions.

The *ACNielsen/Spectra Consumer Marketing Mix* model combines the power of ACNielsen's premier retail and consumer panel capabilities with Spectra's unparalleled knowledge of consumer lifestyle targeting. This joint product helps clients evaluate which advertising, trade marketing and consumer promotions are working, and which consumers are responding to each element of the marketing mix.

To further maximize business alignment and capitalize on marketing synergies, the *TDLinx* brand has been transitioned from Spectra Marketing Systems to ACNielsen. *TDLinx* provides a universal coding structure and channel reference data for retail and on-premise locations, as well as a hierarchy to facilitate aggregated reporting, data integration and seamless communication.

MEDIA MEASUREMENT & INFORMATION

The Media Measurement & Information group delivered strong operating results in 2002, largely due to substantial increases in total revenues and operating income at Nielsen Media Research in the United States, the group's largest business unit. In 2002, the Media Measurement & Information group generated approximately 24% of VNU's total revenues.

The group's total revenues increased by 4% to EUR 1,032 million from EUR 992 million. Total operating income increased by 12% to EUR 188 million from EUR 168 million. Operating margin rose to 18% from 17% in 2001.

On a pro forma basis, including the former ACNielsen Media International business (now Nielsen Media Research International) from January 1, 2001, organic growth of total revenues in constant currency amounted to more than 4%. Nielsen Media Research in the United States achieved organic revenue growth of 9%.

In May 2002, the group unveiled a new global branding strategy that brought all of its media measurement and entertainment information businesses under the *'Nielsen'* umbrella. As part of this initiative, Nielsen Media Research in the United States and Canada was re-united with ACNielsen Media International to create a global media measurement company that is the undisputed leader in its markets.

The world-famous *Nielsen* brand was also extended to the entertainment information businesses grouped together under the *Nielsen Entertainment* banner. More than a new logo, the branding initiative allows the group to better integrate and market its media and entertainment information services worldwide under a unified *Nielsen* identity. The Media Measurement & Information group consists of the following operating activities: Media Measurement, Internet Measurement, Entertainment Information, and Media Solutions.

In the United States, Nielsen Media Research produced higher total revenues and operating results despite a soft advertising market resulting from an economic downturn. These results were achieved as Nielsen added new cable network subscribers, launched local People Meter service in Boston, added metered service in two new local markets, and adapted its sales and service functions to meet changes in the dynamic United States television market. The company continued to develop innovative new services and data delivery systems, and expanded its custom analysis and research services. New data warehouses were created that will serve as platforms for new-product development, and Nielsen continued to invest in new audience measurement technologies and to form strategic partnerships to respond to such advances as digital broadcasting, personal video recording, and interactive television applications.

In February 2003, Nielsen Media Research reached a landmark, seven-year agreement with NBC to provide audience measurement services to all of NBC's national and local television businesses, the largest, most comprehensive agreement of its kind in the history of media research. NBC has agreed to support the largest-ever expansion of Nielsen's National People Meter sample, which will increase the effective size of the sample from 5,000 households to nearly 10,000 homes by 2006. In addition, NBC has agreed to implement Nielsen's digital encoding system to be used in Nielsen's new metering system for producing television ratings. The new Active/Passive metering system will be introduced in 2004. In sample homes, the A/P Meter will identify programs, stations and networks from electronic codes embedded in programs at the distribution source.

Also in February 2003, Nielsen announced its plans for bringing continuous, overnight demographic ratings to the top television markets in the United States. Nielsen has the intention to launch the electronic People Meter ratings service in Los Angeles, New York, Chicago and San Francisco in 2004. Philadelphia, Washington DC, Detroit and Dallas will be added in 2005, and Atlanta in 2006. The Nielsen People Meter will replace the current set meter-diary measurement system in these markets. This is expected to have a major impact on every aspect of the television business. Local People Meters will enable media executives to buy and sell commercial time and make programming, scheduling and promotional decisions continuously, instead of waiting for sweeps months for the demographic ratings.

Nielsen Media Research International (NMRI) delivered higher results, despite facing a soft global advertising economy, which lowered demand for its advertising and television audience information. The improved results were due largely to cost-saving measures across the nearly 40 countries where this division operates. NMRI renewed agreements to measure TV audiences in Ireland and Sweden, following the successful renewal of its New Zealand contract in 2001. However, it was unsuccessful in its attempts to retain the regional and pay TV contracts in Australia, following the loss of the primary television audience measurement contract in 2000, as the local TV industry decided to consolidate all measurement services with one supplier.

During the year, NMRI strengthened key business units, including Germany; its US-based advertising information service, *Monitor-Plus*; its multinational *AdEx International* service, and the regional television audience measurement business in Asia Pacific. Each of these businesses added important new clients during the year. NMRI also made significant progress creating a global processing platform for advertising information services, an effort that will speed the development of new, multinational products and other advanced services. NMRI developed a series of new products, including a service to measure audiences for outdoor advertising that has been successfully pilot tested in South Africa.

Press release

NetRatings, the provider of the global standard in Internet audience measurement and on-line advertising analysis, generated slightly higher total revenues, as a result of the acquisitions of *AdRelevance, @plan,* ACNielsen eRatings and the European audience measurement contracts of Jupiter Media Metrix. VNU has a majority interest of 65% in this Nasdaq-quoted company. NetRatings is making good progress towards achieving a break-even position as a result of cost savings. Its competitive position improved, NetRatings' international client base expanded. ACNielsen eRatings offers the *Nielsen//NetRatings* service outside of the United States and Canada.

Total revenues and operating income both increased for the Nielsen Entertainment Information division. This growth was primarily due to continued strong demand for audience and marketing information from an expanding global entertainment industry, but was also helped by the transfer of certain activities from VNU Business Media, and the acquisition of BookData in the United Kingdom. To expand its book information business, VNU acquired Book Data, a leading provider of bibliographic information and transaction services, and is integrating Book Data with its Whitaker Information Services unit in the United Kingdom. The combined business will be known as Nielsen BookData. A sister business, Nielsen BookScan, provides publishers with aggregated point-of-sale information from the largest chain book retailers and independent bookstores. Nielsen BookScan is likely to substantially improve book marketing and retailing in much the same way that Nielsen SoundScan, which measures retail sales of pre-recorded music, changed music marketing and retailing.

Nielsen Entertainment Information consists of Nielsen EDI, the leading provider of box-office information to the global motion-picture industry; Nielsen National Research Group (NRG), a leading Hollywood market research and consulting firm; Nielsen ReelResearch which tests TV program and advertising material; Nielsen Broadcast Data Systems (BDS), which tracks radio station airplay; and the Nielsen 'Scan' businesses (Nielsen SoundScan, Nielsen VideoScan, and Nielsen BookScan), which measure retail sales of audio and video entertainment products and books, respectively.

Nielsen EDI collects data from approximately 50,000 screens in the United States, Canada, the United Kingdom, Germany, Spain, France, Mexico, Australia and several other countries. Both total revenues and operating income were higher as a result of strong performances in all sectors.
Nielsen NRG is the leading market research and consulting firm serving the motion-picture industry. It operates through 12 countries but maintains staff only in the United States and the United Kingdom. All major movie studios are clients of Nielsen NRG. Both total revenues and operating income were higher as a result of strong performances in Home Entertainment and Intercept.

Nielsen BookScan, Nielsen Soundscan, Nielsen VideoScan and Nielsen BDS together form the unit Nielsen Retail Entertainment Information. Nielsen BDS operates in the United States and Canada and is the world's leading provider of over the air music recognition for the record and radio industries.
A fall-off in global advertising spending resulting from the economic downturn negatively influenced both total revenues and operating income of the Media Solutions division, which provides software, systems and solutions for advertising agencies and media planners. The decline in operating results was largely offset by cost-savings. This division consists of SRDS, Interactive Market Systems, Marketing Resources Plus, a 49% stake in Scarborough Research, and PERQ/HCI.

BUSINESS INFORMATION
As a result of depressed economic conditions, total revenues of the Business Information group decreased by 16% to EUR 775 million from EUR 926 million. However, total operating income was only slightly lower at EUR 107 million compared with EUR 112 million in the prior year. Operating income was positively affected by the sale of several business publications and by insurance benefits resulting from the cancellation of some trade shows. These one-time items amounted to EUR 6 million in total. Group's operating margin increased to 14% from 12%. Approximately all of the group's operating income was generated in the United States with Europe around break-even level. The group accounted for 18% of VNU's total revenues in 2002.
VNU Expositions, part of our Business Information group, is one of the largest organizers of face-to-face events in key market segments in the United States and Brazil. This business continues to strengthen VNU's position as a leading business-to-business media and information company. In 2002, it delivered solid results due to the continued strong demand for its trade shows and educational conferences. This business is less cyclical than the rest of VNU Business Information, due to renewable registrations and guaranteed exhibitor fees for its events.

However, the publication activities of the Business Information group, which focuses on business and trade magazines, saw its revenues and income fall due to the global advertising recession.
The group was able to minimize the negative impact of the advertising recession on its profitability by drastically reducing headcount and production costs and closing less successful business magazines and trade shows. Results were also sustained by the margin improvement at VNU Expositions, which generated the majority of group's operating income.

The effect of the rapid economic downturn, which began in the first half of 2001, was most evident during 2002, especially in Europe. Total advertising revenues declined by 25% to EUR 365 million from EUR 488 million in 2001.

Press release

Advertising revenues accounted for 47% of the group's revenues. During the first half of 2002, the fall-off in advertising revenue amounted to 36% in Europe and 19% in the United States, compared to the same period in 2001, while these percentages were 29 and 22, respectively, for the second half of the year.
In the United States, the group operates under the name VNU Business Media, while business publication activities are managed by VNU Business Publications USA. The US business continued to see declining advertising revenues, but the impact of this was largely offset by cost reductions which have resulted in a lower cost base overall.
The decline in business-magazine advertising continued in the second half of the year, and was especially acute in publications focusing on the advertising, media and retail industries. *Adweek* experienced a significant decline in advertising revenues, primarily in the first half of the year, but that performance was partially offset by improved results at *Mediaweek* and *Brandweek.* Publications in the music business such as *Billboard* and *Monitors* suffered from lower advertising revenues and weak conditions in the recording industry.
However, publications aimed at professionals in the film industry performed better. *The Hollywood Reporter* was able to benefit from successful releases of new movie titles and the strong Academy Awards season. This magazine also won a Neal Award for the best website from American Business Media. The professional travel publications, including the magazines *Successful Meetings* and *Business Travel News,* showed signs of recovery. In the retail business, several magazines had disappointing performances, including *Progressive Grocer* and *Retail Merchandiser.*
VNU Business Publications USA divested certain under-performing titles, including *Frozen Food Age, Food Logistics*, and *Contemporary Long Term Care*, while closing *Automotive and Transportation, Interiors*, and *Beverage World en Español. Online Learning* was merged with *Training, Sporting Goods Dealer* was merged with *Sporting Goods Business* and *Beverage World International* was incorporated into *Beverage World. Film Journal International* was transferred to VNU Expositions and *Giftware Business* was reformatted to serve as a show guide.

The performance of VNU Expositions in the United States exceeded expectations. Its largest and most successful face-to-face events are organized for the retail, entertainment, jewelry, healthcare, sports, and design industries. Total revenues were below last year as several trade shows were cancelled or suspended and the former Miller Freeman business in Argentina was closed. VNU Expositions also realized substantial cost savings on trade-show expenses by applying its more efficient production standards to events organized by the former Miller Freeman business, which resulted in a significant increase in its operating income over last year.

Press release

In early 2002, VNU Expositions increased its interest in the Sunshine Group Worldwide from 65% to 100%. This New York-based company, renamed the VNU Expositions Film Group, has the leading position in motion-picture production, distribution, exhibition and business information fields. Its activities include trade fairs and conventions such as *ShoWest* and *Cinema Expo International*, and it also publishes *Film Journal International*, a magazine for cinema theater owners and operators.

Industry-leading events organized by VNU Expositions include the *JA International Jewelry* winter and summer shows, *Couture Jewelry Collection and Conference*, *ASD/AMD Las Vegas* March and August trade shows, *GlobalShop Expo*, *ShoWest*, *Kitchen & Bath Industry Show*, *Training Conference & Expo*, *PhotoPlus Conference & Expo*, *Medtrade Conference & Expo*, *Outdoor Retailer* winter and summer markets, and *Hospitality Design Conference & Expo*.

VNU eMedia & Information Marketing manages the websites, electronic products, digital assets and audience marketing of the print publications for VNU Business Media. This business unit performed better than in 2001, mainly due to efficiencies achieved by Internet marketing campaigns, and continued growth in the areas of paid services and content licensing.

In Europe, the Business Information group, which operates under the name VNU Business Media Europe, saw its advertising revenues fall as it continued to face a disappointing advertising market, especially in the United Kingdom and The Netherlands. However, European advertising revenues represent only a relatively small part - 3% - of VNU's total revenues.
VNU Business Media Europe relies heavily on advertising from the Information Technology business sector for its revenues, both for recruitment and display advertising. This business suffered as the IT sector remains under pressure worldwide. Further drastic cost-saving measures, including headcount reductions and the discontinuation of certain under-performing trade magazines, could not prevent a significant decline in operating income. VNU Business Media Europe is now close to a break-even position.

In the United Kingdom, The Netherlands and France, a number of publications, among them *What PC?*, *Network News*, *Starters* and *Informatique Magazine* were discontinued. The British magazines *Accountancy Age* and *Computing* were hit hard by the soft advertising market. Demand for both IT recruitment advertising as well as accountancy recruitment advertising and IT weekly display advertising declined.

In The Netherlands, the Dutch weeklies *Intermediair* and *Computable* suffered from the substantial decline in recruitment advertising, and the monthly *Management Team* was negatively impacted by a weak market for display advertising. In Belgium, the publication *Data Careers* suffered from lower recruitment and display advertising.

The German magazine *PC Professionell* was one of the few publications that performed above expectations. The French publishing company, in particular, saw a decline in display advertising revenues and newsstand sales. A reorganization plan, announced in 2002, is aimed at stabilizing the French company.

The Spanish publishing company, VNU Business Publications España, strengthened its position in the Spanish market through the acquisition of Publicaciones Profesionales. This company publishes trade magazines, including the market-leading weekly *Anuncios*, and organizes industry events for the advertising and marketing sector. The Italian publishing company performed below expectations due to tough market conditions for Gruppo Pubblicità Italia, which publishes magazines and organizes events for the advertising, marketing and media industries.

VNU's trade show-business in Europe, while still small, should grow substantially in the coming years. VNU plans to further expand European trade show-activities, primarily through small acquisitions. In 2001, VNU acquired the trade show-organizations Imark Communications in the United Kingdom and BIAS in Italy, and in 2002 VNU purchased a 50% interest in Jaarbeurs Exhibitions & Media. These exposition activities made a positive contribution to the result of the Business Information group in Europe.

DIRECTORIES

Total revenues of the Directories group increased by some 11% to EUR 489 million from EUR 441 million. This is mainly the result of the consolidation of Golden Pages, Ireland as of May 22, 2002, following the acquisition of the remaining 63% of this business. Total operating income grew by 5% to EUR 248 million from EUR 236 million mainly due to the additional results of the Golden Pages business in Ireland. The group's operating margin amounted to 48% compared to 49% in 2001. This decrease is the result of a lower margin in Ireland. Excluding this acquisition, total operating income would have been stable.

Excluding the Golden Pages business, there was a slight decline in total revenues. This decline demonstrates that the directory industry is not completely immune to economic downturns although the drop in revenues was considerably less than in other media and information businesses. For the second consecutive year, the group's organic growth has been hampered by weak economies in its main markets. There was very limited economic growth in The Netherlands, Belgium and Portugal, and advertising activity in these countries even decreased.

vnu

Press release

A strike in Belgium influenced business negatively during the first half of the year. In addition, tourism from the United States to Puerto Rico collapsed, hurting that local economy.
South Africa, although showing good growth numbers, suffered from a weak currency. Taking all these factors into account, VNU World Directories can look back at a reasonable year.

The group has embraced a three-pronged strategy. The first strategic objective is to optimize and grow the results of its printed products. The second is to achieve strong growth in electronic products and the third is to expand the business geographically into the smaller countries.

Multi-access capabilities have been developed, strong growth has been realized on the Internet and the geographical reach has been extended by acquiring full control of Golden Pages, Ireland and by taking a minority interest of 28% in Pagini Aurii in Romania.

The group's leading position in seven countries is built on well-established brands, comprehensive and accurate databases and a 'best in class' sales and marketing organization. Leveraging these assets has been key while creating multi-access capabilities and distributing directory information over these new platforms. This approach has paid off, especially in the Internet arena. The number of paying advertisers on the Internet increased to more than 70,000 at the end of 2002 versus 50,000 in 2001 and the number of page views exceeded 300 million. The number of visits and units grew by more than 100%.
Meanwhile, all dedicated Internet activities, which were previously separated from the print side of the business in order to achieve focus and accelerate growth, have been re-integrated into the core business. This realignment has created the organizational foundation needed to better balance the product proposition and to improve efficiency and effectiveness.

The group aims to be the provider of choice for directory products and services through multiple platforms in the markets it serves. It seeks to grow the traditional business while developing new revenue streams through product innovation. While this remains a challenge, developing a multiple platform strategy is absolutely necessary for future growth, especially in mature markets that are shifting to other technology platforms.
The use of printed directories is decreasing gradually in these markets, whereas the usage of the Internet, cd-rom, and mobile phones is expanding rapidly. New sales methods and product combinations that are focused on selling directory usage across all platforms have been introduced and should form a solid foundation for new sustainable growth.

Furthermore, the international directory landscape is changing continuously. Further industry consolidation is expected, which will certainly bring about new challenges and opportunities also for VNU World Directories.

At Promedia in Belgium, total revenues decreased in 2002. Operating income improved slightly thanks to strict cost reduction measures. The Internet site of Promedia is considered a trailblazer in Belgium and the site has generated strong advertising sales. The success of the Internet has somewhat cannibalized advertising sales of the print directories. Meanwhile, new product offerings and sales tactics have been prepared in order to better cope with this shift. A number of print directories were revised, most notably the Brussels alphabetical directory, in order to better respond to user needs. Overall, Promedia's share in the advertising market increased in 2002. However, a strike in Belgium had a slight negative effect on total revenues and caused among other things a delay in the distribution of certain directories in the first half of 2002.

In The Netherlands, total revenues at Gouden Gids equalled prior year's level. The same was the case with operating income, which benefited from strong cost control. In 2002, the total sales and marketing organization was successfully revamped to focus on a regional, rather than a channel approach. This organization now forms a strong foundation for the achievement of future, ambitious goals. In addition, new combined product solutions with a competitive price structure have been introduced in order to regain topline growth and market share in a competitive environment.

In a weak economic environment Páginas Amarelas in Portugal achieved similar total revenues as in 2001. Operating income was slightly higher than in 2001. A number of new commercial initiatives have been introduced to further grow the topline. In addition, a re-launch of the company's Internet site is underway, and the company is preparing a country wide business-to-business directory.

Although growth in Ireland, the so-called 'Celtic Tiger', slowed as well, Golden Pages achieved robust growth in its white and yellow pages. In order to stimulate further growth, steps have been taken to improve the current position of the talking pages product as well as the company's Internet offering, which will be launched at the beginning of 2003. The performance of Golden Pages is expected to improve further after the current implementation of a new company-wide information system.

Verizon Information Services in Puerto Rico (a 40% interest) faced a difficult year in 2002 as it coped with the impact of a difficult economy, especially in the tourism-related business, in the aftermath of the September 11 attacks in 2001. With new products such as a mobile guide, strong growth in Internet sales and renewed cross-sales into the US Virgin Islands, coupled with a strong cost-control policy, Verizon Information Services managed to limit the adverse financial impact from the economic downturn.

Telkom Directory Services in South Africa (a 33% interest) recovered from organizational and IT issues from previous years. This company turned the corner and is now showing a healthy topline and bottomline performance. Results were under pressure because of a weak rand during most of 2002, but ended above 2001.

Pagini Aurii (a 28% interest) benefited from a growing Romanian economy in a stable political environment. The topline showed solid growth and was positively impacted by the successful launch of a tourist guide.

Acquisitions and Divestitures
In 2002, VNU invested EUR 326 million for acquisitions compared with a 2001 total of EUR 2,783 million, which included the purchase of ACNielsen. Our most important acquisition in 2002 was the purchase in May of the remaining 63% stake in Golden Pages, Ireland. We also acquired a 28% minority interest in Pagini Aurii, the leading telephone directory company in Romania. Within the Business Information group, we increased our stake in Sunshine Group Worldwide from 65% to 100%, and acquired a 50% interest in the Dutch trade show organization Jaarbeurs Exhibitions & Media, as well as the Spanish publishing company Publicaciones Profesionales. In the Marketing Information group, we increased our interest in PIB/Adams which tracks retail liquor sales in the United States, from 51% to 100%.
Media Measurement & Information acquired Book Data in the United Kingdom, and the business is being integrated with VNU's Whitaker Information Services unit to form Nielsen BookData, a leading provider of bibliographic information and transaction services to the book industry.
NetRatings, in which VNU owns a 65% interest, acquired the remaining 80% of ACNielsen eRatings. Furthermore, NetRatings acquired Jupiter Media Metrix's European contracts for Internet audience measurement and separately acquired the services *AdRelevance*, which measures on-line advertising, and *@plan*, an on-line media planning service.
NetRatings also acquired a majority interest in the French company NetValue, an international provider of Internet audience measurement services.

We divested RTV/VMS, Vantis, our 50% interest in Abacus Direct Europe and a few small business publications (*Frozen Food Age, Food Logistics* and *Contemporary Long Term Care*), as these assets no longer were aligned with our strategic objectives.

During the second half of 2002, VNU made a final arrangement on the divestiture of the Consumer Information group with SanomaWSOY regarding the closing balance sheet as of the transaction date (September 30, 2001). This required a cash outflow of EUR 12 million, which had been provided for in 2001 and therefore has no impact on the consolidated statement of earnings in 2002.

Capital Expenditures

Amounts x EUR 1 million	2002	2001
Marketing Information	92	105
Media Measurement & Information	78	80
Business Information	4	6
Directories	4	4
Other *	20	44
Total capital expenditures	198	239

*In 2001, including Consumer Information and Educational Information.

Investments in property, plant, equipment and software amounted to EUR 198 million in 2002 compared to EUR 239 million in 2001. Marketing Information and Media Measurement & Information accounted for approximately 86% of total capital expenditures in 2002. These investments were necessary to fuel topline growth and for the technology needed to enhance the collection and processing of marketing information, and to develop new systems for measuring radio, television and Internet audiences in response to advances in digital broadcasting and other emerging media technologies.

Total capital expenditures of the Marketing Information group decreased by approximately 12% compared with 2001. Despite this decrease, the Marketing Information group continued to invest in software and systems for a new production platform ('data factory') that will enable the enhancement and expansion of retail measurement services in Europe.
In Media Measurement & Information, the larger capital investments made in 2002 were related to the development of new metering technologies for measuring television audiences, particularly the development of the next-generation Active/Passive Meter in the United States. Specifically, the investments made by Nielsen Media Research contributed to the organic revenue growth of this group.

Depreciation amounted to EUR 160 million compared to EUR 149 million in 2001. The combined effect of the above mentioned developments in capital expenditures and depreciation means that the difference between capital expenditures and depreciation decreased to EUR 38 million from EUR 90 million in 2001.

Intangibles

The 2002 financial statements have been compiled in accordance with the principles for the valuation of intangible fixed assets as well as determination of the amortization and impairment charges as used in the 2000 and 2001 financial statements.

In accordance with the Dutch accounting guidelines all intangible fixed assets are to be amortized as of 2001. By comparison, in the United States, an accounting-standard has been issued that no longer permits goodwill amortization as of 2002 unless it relates to the annual impairment tests. Also in 2001, the International Accounting Standards Board (IASB) started the 'Business Combinations' project, which is expected to lead to a convergence of the International Accounting Standards with the accounting standards of the United States.

The IASB issued a draft standard in December 2002. An accepted standard is expected to be issued in the second half of 2003. Considering the above-mentioned developments, we decided to maintain our current accounting principles for 2002, because we believe that consecutive changes in our intangibles policy will not improve the reader's insight into our financial statements.

Following the Dutch guidelines in 2002 would have led to additional amortization of publishing rights of EUR 116 million, which also would have entailed longer terms of amortization than 20 years in accordance with our current goodwill amortization policy.

As already announced on December 17, 2002, in connection with the annual impairment tests for publishing rights and goodwill, an impairment charge of EUR 38 million has been recorded, principally relating to the valuation of trade magazines of the Business Information group. This additional amortization will not affect VNU's cash earnings per share.

Finances
In May 2002, VNU completed a private issuance of 7,851,900 common shares at an offering price of EUR 33.75 per share. The EUR 265 million proceeds from this offering were used to finance the add-on acquisition of VNU's now 100% interest in Golden Pages, Ireland, to repay existing indebtedness and for general corporate purposes.

At year-end, cash and cash equivalents amounted to EUR 525 million, resulting in a net debt position of EUR 3,526 million, down from EUR 4,159 million at the end of 2001. At December 31, 2002, total interest bearing debt amounted to EUR 4,050 million of which EUR 492 million is subordinated.
Short-term debt decreased by 60% from EUR 935 million to EUR 374 million, which is well below the total of unused, committed stand-by credit arrangements.

Net interest expense decreased substantially to EUR 165 million from EUR 238 million in 2001.
The interest coverage ratio, which is of importance in evaluating VNU's financial strength, amounted to 4.2, which is above VNU's desired minimum of 4.0.

This substantial improvement over the 2001 coverage ratio of 3.1 is the result of the successful refinancing of the ACNielsen acquisition in 2001 and an improved financial position in 2002.

The special interest coverage ratio, which is linked to private placements and is defined in most VNU private placement documents, amounted to 5.6. A minimum covenant ratio of 3.0 has been agreed upon with our lenders. VNU has not committed to any other material covenants. The ratio of shareholders' equity compared with the balance sheet total, including current liabilities, was 43%. Including subordinated debt, this ratio amounted to 47%.

VNU debt is rated BBB+ by Standard & Poor's, and Baa1 by Moody's. Both ratings agencies have assigned 'negative outlook' to the company's debt.

As a result of the divestment of the Consumer Information and Educational Information groups in the second half of 2001, cash flows from operations of subsidiaries decreased by EUR 24 million to EUR 843 million. Cash flows from operating activities (after interest and taxes) increased substantially to EUR 625 million from EUR 517 million.

Our effective tax rate adjusted for non tax-deductible goodwill amortization and impairment charges amounted to 27% versus 34% in 2001. The lower effective tax rate in 2002 is mainly due to available net operating losses in the United States and changes in our portfolio, e.g. the divestiture of the Consumer Information and Educational Information groups resulted in a decrease of profits subject to a high tax rate. At the end of 2002, VNU had approximately EUR 1,000 million of the remaining carrying value of intangible assets available, which are amortized for tax purposes. The 2002 amortization regarding these assets was incorporated in the calculation of our tax rate. Furthermore, we did not value net operating loss carryforwards amounting to EUR 250 million.

Shareholders' equity decreased to EUR 4,587 million from EUR 4,995 million (before appropriation of net earnings), mainly as a result of a lower US dollar.

Pensions

Due to the poor performance of global stock markets, we closely monitored the financial position of our pension plans during 2002. Most of our pension plans are defined benefit plans, where the plan assets have been segregated in a trust or foundation. Our largest plan, the plan for the employees and former employees in The Netherlands, has a funding ratio of 106% at 2002 year-end. This plan operates under a conservative asset mix and is also for a significant part re-insured.

For some plans, mainly in the United States, the accumulated benefit obligation exceeded the fair value of the assets at 2002 year-end.

For those plans we have, consistent with our accounting principles, recorded an additional minimum liability of EUR 74 million (after tax), which is charged to equity. This charge has no impact on our earnings or cash flows.

Employees
On December 31, 2002, the number of employees expressed in full-time equivalents amounted to 37,590 compared with 37,235 at year-end 2001.

Corporate Structure
The voluntary 'structuurregime' (a special corporate governance regime for defined large companies in The Netherlands) which applied to VNU nv, has been abolished in accordance with the decision of the General Meeting of Shareholders held on April 16, 2002.

Prospects

By Business Group

For 2003, we expect operating margin development in market research will differ per business group. For the Marketing Information group, we expect limited scope for an increase of operating margin, while for the Media Measurement & Information group a substantial increase of operating margin is expected. For both groups, we expect to continue a healthy organic total revenue growth in constant currencies.
For the Business Information group, we expect further decline in advertising revenues, especially in Europe. In particular, recruitment advertising in the United Kingdom and The Netherlands will remain under pressure during the first half year. Nevertheless, the impact of substantial cost reduction measures taken in 2002 is expected to be felt fully.
For the Directories group, we expect pro forma operating income and operating margin to remain approximately on the same level as in 2002, despite the launching of white pages in The Netherlands.

Total VNU

We believe our fundamentals and our strategy are sound. The strength and the recession-resilient character of our portfolio give us confidence for the future. However, in view of geopolitical and economic uncertainties, no cash earnings per share guidance will be given at this stage.
In 2003, our investments will remain at approximately similar level as in 2002. We foresee no substantial changes in employment, apart from possible redundancies in Europe relating to the strategic review, including the possible sale, for two Marketing Information units in Europe - ACNielsen's Customized Research services and Claritas Europe.

Press release

Forward-Looking Statements

This document contains forward-looking statements. These statements may be identified by words such as 'expect', 'should', 'could', 'shall' and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what presently is expected.
Factors leading thereto may include without limitations general economic conditions, conditions in the markets VNU is engaged in, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting VNU's business.

Further information

- On March 12, 2003, at 1:30 p.m. (CET) the analyst and investor meeting will be webcast live on VNU's corporate website *www.vnu.com*

- On March 12, 2003, at 4:00 p.m. (CET) a conference call will be organized. This conference call will be available on VNU's Corporate website *www.vnu.com.*
  For more information, please contact Julia Ohle of Taylor Rafferty Associates, on +44 (0) 207 936 04 00

- On March 31, 2003, the VNU 2002 Annual Report will be published in printed form and on the VNU corporate website *www.vnu.com*

CONSOLIDATED BALANCE SHEET BEFORE PROFIT APPROPRIATION[1]

Amounts x EUR 1,000	2002	2001
Fixed assets		
Intangible assets	8,199,748	9,149,494
Property, plant and equipment	522,353	537,515
Long-term financial assets	126,020	171,769
	8,848,121	9,858,778
Current assets		
Inventories	62,353	56,602
Accounts receivable and other current assets	1,281,983	1,509,616
Cash and cash equivalents	524,515	623,639
	1,868,851	2,189,857
Current liabilities	1,913,779	2,588,463
Working capital	(44,928)	(398,606)
Capital to be financed	8,803,193	9,460,172
Non-current liabilities		
Debenture loans and private placements	3,183,977	3,355,052
Other long-term liabilities	102,886	196,629
	3,286,863	3,551,681
Provision for liabilities and charges	331,881	279,101
Subordinated loans	491,882	491,882
Minority interests	105,343	142,142
Shareholders' equity		
Capital stock	52,195	50,262
Additional paid-in capital	2,335,360	2,067,434
Retained earnings	2,029,998	1,873,574
Unappropriated net earnings	169,671	1,004,096
	4,587,224	4,995,366
Financing capital	8,803,193	9,460,172

[1] In 2002 the balance sheet is prepared before appropriation of net earnings. Prior year amounts have been adjusted accordingly.

CONSOLIDATED STATEMENT OF EARNINGS

Amounts x EUR 1,000

	2002	in %	2001	in %
Net operating revenues	4,266,420	99.8	4,813,206	99.8
Other revenues	9,057	0.2	11,887	0.2
Total revenues	4,275,477	100.0	4,825,093	100.0
Personnel costs	1,885,762	44.1	1,917,675	39.7
Raw materials and purchased services	682,417	16.0	1,009,086	20.9
Other operating expenses	801,741	18.8	943,496	19.6
Depreciation of property, plant and equipment	159,715	3.7	148,822	3.1
Total operating costs and expenses	3,529,635	82.6	4,019,079	83.3
Operating income of subsidiaries	745,842	17.4	806,014	16.7
Equity in operating income of associates	19,469		29,187	
Total operating income before goodwill amortization and impairment charges	765,311		835,201	
Goodwill amortization	(248,401)		(260,885)	
Goodwill impairment charges	(37,963)		(140,000)	
Operating income after goodwill amortization and impairment charges	478,947		434,316	
Interest income	23,796		41,669	
Interest expense	(188,777)		(279,592)	
Other financial gains and losses	(7,000)		-	
Results from financial income and expense	(171,981)		(237,923)	
Earnings from ordinary activities before income taxes	306,966		196,393	
Income taxes	(133,150)		(172,058)	
Earnings from ordinary activities after income taxes	173,816		24,335	
Minority interests	(4,145)		(9,638)	
Earnings from ordinary activities after income taxes and after minority interests	169,671		14,697	

Extraordinary items before income taxes	-	989,399
Income taxes	-	-
Extraordinary items after income taxes	-	989,399
Net earnings	169,671	1,004,096

Per common share Amounts x EUR 1	**2002**	**diluted 2002**	**2001**	**diluted 2001**
Earnings before goodwill amortization, impairment charges and extraordinary items (cash earnings)	1.83	1.83	1.73	1.73
Earnings before extraordinary items	0.67	0.67	0.04	0.04
Net earnings	0.67	0.67	4.21*	4.21*

* Including extraordinary items (divestiture of Consumer Information and Educational Information).

CONSOLIDATED STATEMENT OF CASH FLOWS

Amounts x EUR 1,000

		2002			2001	
Operating income of subsidiaries after goodwill amortization and impairment charges		459,478			405,549	
Adjustments for:						
Depreciation of property, plant and equipment		159,715			148,822	
Goodwill amortization and impairment charges of subsidiaries and associates		286,364			400,465	
Net gains, included in operating income		(9,057)			(11,887)	
Change in provisions and other long-term liabilities		(10,695)			(23,647)	
Change in accounts receivable and other current assets	47,193			(19,733)		
Change in inventories	1,656			8,683		
Change in current liabilities	(91,282)			(41,115)		
Change in working capital items		(42,433)			(52,165)	
Cash flows from operations of subsidiaries		843,372			867,137	
Interest received	22,695			43,067		
Dividends received from associates	12,286			11,455		
Interest paid	(173,861)			(262,352)		
Income taxes paid	(79,683)			(142,189)		
		(218,563)			(350,019)	
Cash flows from operating activities			624,809			517,118

Acquisition of subsidiaries and associates	(326,248)		(2,782,593)	
Divestiture of subsidiaries and associates	16,985		1,289,437	
Net investments in property, plant and equipment	(197,917)		(238,617)	
Net investments in long-term financial assets	(7,417)		10,429	
Cash flows from investment activities		(514,597)		(1,721,344)
Proceeds from long- and short-term debt	635,256		5,739,897	
Repayment of long- and short-term debt	(992,795)		(4,268,047)	
Proceeds from share issuance	259,922		9,175	
Dividends paid	(72,510)		(69,659)	
Cash flows from financing activities		(170,127)		1,411,366
Net cash flows		(59,915)		207,140
Foreign currency translation differences and other changes		(39,209)		(185,923)
Changes in cash and cash equivalents		(99,124)		21,217
Free cash flows		354,382		208,842